STIFEL INDEPENDENT ADVISORS, LLC

(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant
to Rule 17a-5(e)(3) as a public document.

STIFEL INDEPENDENT ADVISORS, LLC
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of Stifel Independent Advisors, LLC.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stifel Independent Advisors, LLC. (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

March 4, 2022

STIFEL INDEPENDENT ADVISORS, LLC
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2021

(in thousands)

Assets		
Cash	$	4,808
Commissions receivable from affiliated broker-dealer		678
Due from affiliated broker-dealer		390
Operating lease right-of-use assets, net		722
Other assets		318
Total assets	**$**	**6,916**
Liabilities and member's capital		
Payable to independent contractors	$	1,510
Accrued compensation		840
Income taxes payable		100
Due to Parent and affiliates, net		209
Other accrued liabilities		920
Total liabilities		3,579
Member's capital		3,337
Total liabilities and member's capital	**$**	**6,916**

See accompanying Notes to Statement of Financial Condition.

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel Independent Advisors, LLC (the "Company"), formerly known as Century Securities Associates, Inc., is an investment advisor and a fully-disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products principally to retail (individual) investor customers. The Company is a wholly-owned subsidiary of Stifel Financial Corp. ("Parent"). The Company introduces its customers to an affiliated broker-dealer, Stifel, Nicolaus & Company, Incorporated ("Stifel") who carries such accounts on a fully-disclosed basis. The Company is subject to regulation and oversight by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Stock-Based Compensation

Associates of the Company are eligible to participate in an incentive stock plan sponsored by the Parent that provides for the granting of stock units and debentures. See Note 4 for a further discussion of stock-based compensation plans.

Income Taxes

In May 2021, Century Securities Associates, Inc. converted to Stifel Independent Advisors, LLC. As a single member limited liability company, the Company is not directly liable for income taxes. The Company's income was, however, reportable by the Company prior to the conversion date and reportable by the Parent from the conversion date through the end of the 2021 year. In future years, the Parent will record the Company's full year income. Accordingly, the federal and state income taxes payable by the Parent have not been reflected in the accompanying statement of financial condition after the conversion in May. In addition, deferred taxes are no longer recorded on the Company's books with the exception of deferred taxes related to the Company's uncertain tax position.

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. The Company files separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2014.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations. The Company does not expect this change to be material to the statement of financial condition.

Operating Leases

The company enters into operating leases for real estate and office equipment, substantially all of which are used in connection with its operations. The determination of whether an arrangement qualifies as a lease occurs at the inception of the arrangement. The Company recognizes, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. At December 31, 2021, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in other accrued liabilities in the statement of financial condition. See Note 6 for information about operating leases.

NOTE 3 – Regulatory Capital Requirements

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum net capital (as defined), equal to the greater of fifty thousand dollars or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2021, the Company had net capital of $2.7 million, which was $2.5 million in excess of the Company's minimum required net capital of $0.2 million.

NOTE 4 – Employee Incentive, Deferred Compensation and Retirement Plans

The Parent maintains an incentive stock plan and a wealth accumulation plan ("the Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to the Company's associates. Stock awards issued under the Parent's incentive stock plan are granted at market value at the date of grant. The deferred awards generally vest ratably over a five year vesting period. In addition, the Company's associates participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Employee Profit Sharing Plan

Eligible associates of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Profit Sharing Plan"). Associates are permitted within limitations imposed by tax law to make pre-tax contributions to the Profit Sharing Plan. The Company may match certain associate contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

NOTE 5 – Off-Balance Sheet Credit Risk

The Company's customers' accounts are carried by Stifel. All execution and clearing services are performed by Stifel. The agreement between the Company and Stifel stipulates that all losses resulting from its customers' inability to fulfill their contractual obligations are the Company's responsibility. The Company manages its risks associated with the aforementioned transactions through Stifel's monitoring of positions, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. At December 31, 2021, no amounts are accrued or due to Stifel for customer losses.

NOTE 6 – Commitments and Contingencies

Leases

The Company's operating leases primarily relate to office space with remaining lease terms of 5 years. In addition, the Company has an operating lease with an affiliate for office space with a remaining lease term of 6 years. At December 31, 2021, operating lease right-of-use assets were $0.7 million and lease liabilities, included in other accrued liabilities in the statement of financial condition, were $0.8 million.

The table below summarizes other information related to the Company's operating lease as of and for the year ended December 31, 2021:

Weighted-average remaining lease term	19.7 years
Weighted-average discount rate	4.86%

The weighted-average discount rate represents the Company's incremental borrowing rate at the lease inception date.

The table below presents information about operating lease liabilities as of December 31, 2021 *(in thousands)*:

2022	$	59
2023		61
2024		65
2025		66
2026		67
Thereafter		959
Total undiscounted lease payments	$	1,277
Imputed interest		(498)
Total operating lease liabilities	**$**	**779**

Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2021, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's financial condition for any particular period, depending, in part, upon additional developments affecting such matters. Legal reserves have been established for potential losses that are probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 7 – Related Party Transactions

The Company conducts its securities operations as a fully-disclosed introducing broker through Stifel. Under the arrangement, the Company has a Proprietary Accounts of Broker-Dealers agreement with Stifel.

At December 31, 2021, commissions receivable from affiliated broker-dealer in the statement of financial condition consists of commissions receivable, net of clearing expense, and due from affiliated broker-dealer in the statement of financial condition consists of service fees where Stifel acts as a pass-through from third-party mutual funds and insurance companies.

At December 31, 2021, due to Parent and affiliates in the statement of financial condition primarily consists of amounts due to the Parent for reimbursement of stock unit conversions and amounts due to affiliates for operating expenses that were paid on the Company's behalf.

The Company rents office space from an affiliate at the corporate headquarters. See Note 6 for further discussion.

NOTE 8 - Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through March 4, 2022, the date the accompanying statement of financial condition was issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition.